Exhibit 99.2

Luka Pataky Joins Bragg Gaming Group as EVP of AI and Innovation to Spearhead Growth and Usage of New Technologies Across Business

July 8, 2025

Toronto, July 8, 2025 – Bragg Gaming Group (NASDAQ: BRAG; TSX: BRAG) (“Bragg” or the “Company”), a global leader in next-generation iGaming content and content delivery, engagement and player management technology, today proudly announces the appointment of Luka Pataky as Executive Vice President (EVP) of AI and Innovation.

In his new role, Pataky will work closely with Bragg’s technology teams to develop a 360॰ AI strategy, integrating AI into product development and design, user experience, external communications, safer gambling initiatives and internal processes to drive growth and efficiency.

This strategic leadership addition comes as part of Bragg’s commitment to the leveraging of data, advanced analytics and powerful AI to enhance user experience, player engagement, maximize revenue potential, and drive smarter, more efficient iGaming operations.

Luka Pataky boasts a strong pedigree in AI and technology, with over a decade of experience at Sportradar, a company at the forefront of sports data and content. His tenure at Sportradar culminated in his role as Senior Vice President for Automated Content, where he spearheaded an initiative from its inception to a production-ready, scalable system that ended up powering over 300,000 sports events per year with a team of over 70.

In this leadership position, he was instrumental in revolutionizing sports content creation through AI, Computer Vision, and Deep Learning, successfully bringing real-time data collection solutions to production, being the driving force behind integrating acquired tech businesses, thereby turning advanced technology into significant business value through the optimization of operating costs and business efficiencies.

Prior to his SVP role, Pataky played a key role in establishing Sportradar’s innovation unit, a hub for pioneering new ideas, implementing processes that enabled faster experimentation and fostering a culture of rapid prototyping and testing.

As part of this, he also led the team responsible for scaling Sportradar’s startup program and forging strategic innovation partnerships with universities and innovation labs. In his multiple innovation-based roles, he demonstrated a consistent focus on leveraging AI and data analysis to identify and develop new product opportunities and strategic initiatives.

His extensive experience across these leadership roles highlights his proven ability to lead large, cross-functional teams, manage complex technological advancements, and strategically integrate new ventures, underscoring his expertise in driving growth and innovation within the technology sector.

Known globally for its award-winning iGaming content and technology solutions, Bragg has consistently championed the integration of artificial intelligence technology across its business model, as typified by the introduction of an AI-powered Games Recommendation System into its Fuze ™ marketing and promotional toolset.

The Company has also utilised AI extensively across its responsible gambling work, using these new technologies and extensive data collection to more effectively identify at-risk gamblers.

“Luka Pataky is the ideal hire for Bragg, as we look to supercharge our AI and innovation ambitions,” said Matevž Mazij, Chief Executive Officer at Bragg. “His extensive experience of being at the forefront of this gamechanging technology and innovation will help springboard Bragg into the next iteration of our growth. With the increased adoption of AI across the iGaming industry, Bragg has once again shown its commitment to staying ahead of the competition.”

“Bragg has always struck me as a company where technology and innovation are key drivers,” said Luka Pataky. “This is a company which is always pushing the boundaries, using its extensive knowledge and the skills of its teams to create and set new trends. It sits on vast amounts of user data and insight, which we can turn into intelligence that will power next generation player engagement. Introducing AI at all levels of product and operations will make it perfectly positioned for future growth.”

“I am looking forward to playing a role in accelerating Bragg’s journey to becoming an AI-first company. I have no doubt we’ll be able to compliment and elevate Bragg’s already amazing next generation player experiences for its operator partners and drive value for the business.”

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to: Mr Pataky’s roles and responsibilities with the Company ; and the impact on the Company’s strategic growth initiatives and corporate vision and strategy. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the Company’s financial resources and liquidity, the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally. Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; ; risks associated with general economic conditions; risks related to the Company’s management; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers.  Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S, Canada, LatAm and Europe.

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